UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File No. 001-16845

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PFF Bank & Trust 401 (k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFF Bancorp, Inc.

9337 Milliken Avenue

Rancho Cucamonga, California 91730

PFF BANK & TRUST

401 (k) Plan

Independent Registered Public Accounting Firm Auditors’ Report

and

Financial Statements

(Part III 3(a) of IRS Form 5500 Schedule H)

(EIN: 95-1114932 and PN: 002)

For the Years Ended

December 31, 2006 and 2005

PFF BANK & TRUST

401 (k) PLAN

Schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and Regulations issued by the Department of Labor.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AUDITORS’ REPORT

To the Employee Compensation and Benefits Committee

PFF Bank & Trust 401 (k) Plan

We have audited the accompanying Statements of Net Assets Available for Benefits of the PFF Bank & Trust 401 (k) Plan (the Plan) as of December 31, 2006 and 2005, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the PFF Bank & Trust 401 (k) Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held At End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Scott, Bankhead & Co

Santa Ana, California

June 5, 2007

PFF BANK & TRUST

401 (k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets
Investments:
Mutual funds	$23,367,477	19,532,685
Group annuity contract	6,130,960	5,730,986
Common stock	11,364,327	10,117,638
Loans to participants	819,073	721,105

Total investments at fair value	41,681,837	36,102,414
Contributions Receivables	271	—
Cash	—	1

Total assets	41,682,108	36,102,415
Liabilities
Total liabilities	—	—

Net assets available for benefits	$41,682,108	36,102,415

See accompanying independent auditors’ report and notes to financial statements.

PFF BANK & TRUST

401 (k) PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2006 and 2005

	2006	2005
Additions to net assets attributed to:
Net appreciation in fair value of investments	$3,378,827	873,736
Interest and dividends	861,241	695,765
Contributions by employer	1,084,212	942,062
Contributions by employee	2,654,538	2,291,279
Employee rollover contributions	1,925,103	2,095,506

Total additions	9,903,921	6,898,348

Deductions from net assets attributed to:
Benefits paid to participants	(4,307,685)	(4,070,186)
Administrative expenses	(16,543)	(15,684)

Total deductions	(4,324,228)	(4,085,870)

Net increase	5,579,693	2,812,478
Net assets available for benefits:
Beginning of year	36,102,415	33,289,937

End of year	$41,682,108	36,102,415

See accompanying independent auditors’ report and notes to financial statements.

PFF BANK & TRUST

401 (k) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Description of Plan

During 2005, the Plan changed its name from Capital Accumulation Plan for Employees of PFF Bank & Trust to the PFF Bank & Trust 401(k) Plan. The following description of the PFF Bank & Trust 401 (k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all eligible employees of PFF Bank & Trust and its subsidiaries and affiliates (the Bank). Employees become eligible for participation in the Plan upon their date of hire. All employees are automatically enrolled in the Plan upon becoming eligible. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The eligibility period for receiving matching contributions is one year of service. Participants must complete 1,000 hours of service in a twelve-month period to share in the employer’s discretionary contributions.

On March 1, 2005, the Plan’s terms, provisions and conditions were restated. The restated plan continues to be for the exclusive benefit of employees of the Bank. All persons covered under the Plan on February 28, 2005, continue to be covered under the restated plan with no loss of benefits.

(b)	Contributions

The Plan is a “safe harbor 401(k) plan.” The Bank makes safe harbor matching contributions equal to 100% of participant salary deferrals that do not exceed 3% of compensation, plus 50% of participant salary deferrals in excess of 3% and up to 5% of compensation. The safe harbor matching contribution is fully vested and is referred to as a Safe Harbor Contribution. Effective March 1, 2005, employer contributions to the Plan shall be made without regard to current or accumulated net income, earnings or profits of the Bank. Effective March 1, 2005, employee contributions shall not exceed the IRS limit of $15,000 and $14,000 during 2006 and 2005, respectively, and the total additions to the participant’s account should not exceed 25% of the participant’s compensation for the limitation year. In addition, the Plan permits participants who reach age 50 or older by December 31 of the plan year to contribute an additional amount of their annual compensation as a catch up contribution as provided by the Economic Growth and Tax Relief Reconciliation Act (EGTRRA). An eligible employee or an inactive participant may make rollover contributions according to the provision of the Plan. Forfeitures of matching contributions can be used to reduce the Bank’s matching contributions.

See accompanying independent auditors’ report.

PFF BANK & TRUST

401 (k) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Bank’s contributions and (b) Plan earnings. Allocations other than the Bank’s matching contributions are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Employee contributions and the earnings resulting from each participant’s contributions are 100% vested and non-forfeitable. The Bank’s safe harbor matching contributions are also 100% vested and non-forfeitable. Matching contributions made prior to January 1, 2002, and any future discretionary contributions and any future profit sharing contributions vest at the rate of 20% after two years of service and 20% each year thereafter until 100% vesting is reached after five years of service. In addition, a participant becomes 100% vested on the participant’s attaining age 65, or on the participant’s death or total and permanent disablement.

(e)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and up to a maximum amount defined by the Plan agreement not to exceed $50,000. The number of outstanding loans shall be limited to one unpaid outstanding loan. No more than two loans shall be approved for any participant in any 12-month period. Loan repayments are to be made over a period not to exceed 5 years, except for loans for the purchase of a primary residence in which case repayment may exceed 5 years. The loans are secured by the balance in the participant’s account and bear interest at a rate of Wall Street Journal Prime plus 1% (fixed at origination). Participants pay a $100 origination fee for each loan advanced to them.

(f)	Payment of Benefits

On termination of service, a participant may elect to remain in the Plan. If they choose to not remain in the Plan, they must elect to receive a lump-sum amount equal to the vested balance of his or her account.

See accompanying independent auditors’ report.

PFF BANK & TRUST

401 (k) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(g)	Forfeited Accounts

At December 31, 2006 and 2005, the amount of forfeitures available to reduce employer contributions were $65,289 and $39,196, respectively. During the years ended December 31, 2006 and 2005, no forfeited nonvested accounts were used to reduce employer contributions.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Trust Fund Managed by Investment Advisory Committee

Under the terms of the Plan, the assets of the Plan are placed in trust (the Trust), and are held under the trusteeship of the Principal Trust Company beginning on March 1, 2005. Prior to March 1, 2005, the assets of the Plan were held under the trusteeship of PFF Bank & Trust’s Trust and Investment Services Department. Assets are managed under the direction of the Employee Compensation and Benefits Committee of the Bank’s Board of Directors (the Committee). The Committee has delegated some of its ordinary management and investment responsibilities to certain members of the Bank’s Executive Committee and the Human Resources Director. The Bank’s Board of Directors appoints committee members for an indefinite term. The Committee has full discretionary authority to administer the Plan and the trust agreement.

The investments and changes therein of these trust funds are reported by PFF Bank & Trust as having been determined through the use of fair market values based upon quotations obtained from national securities exchanges or latest bid prices. Security transactions are accounted for on a trade-date basis. Realized gains and losses on the sale of investments are computed using the average cost methods. Participant loans are valued at their outstanding balance, which approximates fair value.

(c)	Disclosure about Fair Value of Financial Instruments

The Plan’s financial instruments are carried at fair value or amounts approximating fair value. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for future benefits.

See accompanying independent auditors’ report.

PFF BANK & TRUST

401 (k) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

(e)	Administrative Expenses

In 2006 and 2005, the Plan paid administrative fees and loan origination fees in the amount of $16,543 and $15,684 respectively. All other administrative expenses in 2006 and 2005 were paid directly by the Bank.

(f)	Cost Information for Employee Directed Investments

The Department of Labor (DOL) Regulation 2520.103-11(d) allows the exclusion of participant directed transactions from the historical cost entry on the schedule of assets held for investment purposes. The exclusion of these types of transactions is optional. The Plan management decided not to disclose the cost of investments on Schedule H, Line 4i – Schedule of Assets (Held At End of Year).

See accompanying independent auditors’ report.

PFF BANK & TRUST

401 (k) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(3)	Investments

The following table presents the fair value of investments and fair value adjustment of any guaranteed investment contracts at December 31, 2006, with those that represent 5% or more of the Plan’s net assets separately identified.

	Investments at Fair Value	Adjustment to Contract Value
PFF Bancorp, Inc. Common Stock *	$11,364,327	$—
Principal Fixed Income Option 401(a)/401(k) *	6,130,960	322,682
Principal Global Investors Bond & Mtg Secs Pref Fund*	3,399,922	—
Alliance Bernstein - Large Cap Value Pref Fund*	4,062,485	—
Neuberger Berman - MidCap Value Pref Fund*	2,382,264	—
Capital Research & Mgmt Co - Am Fds	2,089,944	—
Other investments individually less than 5% of net assets	12,251,935	—

Total investments	$41,681,837	$322,682

The following table presents the fair value of the investments at December 31, 2005, with those that represent 5% or more of the Plan’s net assets separately identified.

2005
PFF Bancorp, Inc. Common Stock *	$10,117,638
Principal Fixed Income Option 401(a)/401(k) *	5,730,986
Alliance Bernstein - Large Cap Value Pref Fund*	2,716,452
Neuberger Berman - MidCap Value Pref Fund*	2,478,506
Capital Research & Mgmt Co - Am Fds	2,130,583
Other investments individually less than 5% of net assets	12,928,249

Total investments	$36,102,414

*	Denotes a party in interest.

See accompanying independent auditors’ report.

PFF BANK & TRUST

401 (k) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

For the Plan years ended December 31, 2006 and 2005, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value by the following:

	Net Change in Fair Value
	2006	2005
Common stock	$1,317,728	$(54,226)
Mutual funds	2,061,099	927,962

	$3,378,827	$873,736

(4)	Allocation of Plan Assets

Employee contributions are allocated to various funds based on the elections made by each participant. Net income or loss of each fund is allocated on the basis of the proportionate asset balance of each participant as of the previous valuation date after adjustment for withdrawals, distributions, and other additions or subtractions that may be appropriate. Earnings are allocated on the basis of current shares held in each participant’s account and the accounts are valued daily.

(5)	Plan Termination

Although the Bank has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. In the event the Plan is terminated, all participants become 100% vested in their account balances.

(6)	Federal Income Taxes

The Plan obtained its latest determination letter on April 6, 2006, in which the Internal Revenue Service stated that the Plan, as designed on March 1, 2005, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan’s administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

See accompanying independent auditors’ report.

PFF BANK & TRUST

401 (k) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(7)	Related Party Transactions

The Plan held 329,305 and 331,508 shares of common stock of PFF Bancorp, Inc. at December 31, 2006 and 2005, respectively. Fair value of these shares at December 31, 2006 and 2005 was $11,364,327 and $10,117,638, respectively.

At December 31, 2006 and 2005, certain Plan investments were shares of mutual funds and a group annuity contract managed by Principal Trust Company. Principal Trust Company is the trustee of the Plan, as defined by the Plan agreement, therefore these transactions qualify as related party transactions.

See accompanying independent auditors’ report.

PFF BANK & TRUST

401 (k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

(Part IV 4i of IRS Form 5500 Schedule H)

(EIN: 95-1114932 and PN: 002)

For the Year Ended December 31, 2006

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	PFF Bancorp, Inc.	Common stock 329,305 shares	N/A	$11,364,327
*	Principal Fixed Option 401 (a)/401 (k)	Group annuity contract 474,686 shares	N/A	6,130,960
*	Alliance Bernstein – LargeCap Value Pref Fund	Mutual fund 264,313 shares	N/A	4,062,485
*	Principal Global Investors – Bond & Mortgage Sec Pref	Mutual fund 320,445 shares	N/A	3,399,922
*	Neuberger Berman – MidCap Value Pref Fund	Mutual fund 156,728 shares	N/A	2,382,264
	Capital Research – Am Funds Balance R4 Fund	Mutual fund 109,997 shares	N/A	2,089,944
*	Principal Global Investors – LargeCap S&P 50 Index Pref	Mutual fund 206,014 shares	N/A	2,062,198
	Capital Research – Am Fds Growth Fd of Am R4 Fund	Mutual fund 57,351 shares	N/A	1,873,093
	Capital Research – Am Fds EuroPacific Grwth R4 Fd	Mutual fund 34,722 shares	N/A	1,596,535
	Wells Fargo Fund Mgt – Well Far Adtg Disc Inv Fund	Mutual fund 48,254 shares	N/A	1,060,615
*	JP Morgan/Mellon Equity – SmallCap Value I Pref Fund	Mutual fund 51,081 shares	N/A	941,423
	MFS Investment – High Yield Opportunities A Fund	Mutual fund 97,320 shares	N/A	741,577
*	Alliance Bernstein – SmallCap Growth I Pref	Mutual fund 75,997 shares	N/A	726,528
*	Principal Global Investors – Real Estate Securities Pref Fd	Mutual fund 27,817 shares	N/A	718,788
	Capital Research – Am Fds New Persp R4 Fund	Mutual fund 21,883 shares	N/A	690,424
*	Neuberger Berman – Socially Responsive Tr Fnd	Mutual fund 22,295 shares	N/A	396,848
*	Principal Global Investors – MidCap Blend Pref Fund	Mutual fund 20,656 shares	N/A	288,775
*	Principal Global Investors – S&P 600 Index Pref Fund	Mutual fund 10,061 shares	N/A	183,418
*	Principal Global Investors – Prin Inv LifeTime 2050 Pref Fd	Mutual fund 4,197 shares	N/A	56,452
*	Principal Global Investors – Prin Inv LifeTime 2030 Pref Fd	Mutual Fund 2,453 shares	N/A	33,362

See accompanying independent auditors’ report.

PFF BANK & TRUST

401 (k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

(Part IV 4i of IRS Form 5500 Schedule H)

(EIN: 95-1114932 and PN: 002)

For the Year Ended December 31, 2006

Continued

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	Principal Global Investors - Prin Inv LifeTime 2040 Pref Fd	Mutual Fund 1,871 shares	N/A	25,870
*	Principal Global Investors - Prin Inv Lftm Str Inc Pref Fd	Mutual Fund 1,253 shares	N/A	15,542
*	Principal Global Investors - Prin Inv LifeTime 2020 Pref Fd	Mutual Fund 933 shares	N/A	12,693
*	Principal Global Investors - Prin Inv LifeTime 2010 Pref Fd	Mutual Fund 668 shares	N/A	8,721
*	Participant loans	101 loans with interest rates ranging from 5.00% to 10.00%	N/A	819,073

		Total		$41,681,837

See accompanying independent auditors’ report.

PFF BANK & TRUST

401 (k) PLAN

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

(Part IV 4i of IRS Form 5500 Schedule H)

(EIN: 95-1114932 and PN: 002)

For the Year Ended December 31, 2005

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value
*	PFF Bancorp, Inc.	Common stock 331,508 shares	N/A	$10,117,638
*	Principal Fixed Option 401 (a)/401 (k)	Group annuity contract 435,452 shares	N/A	5,730,986
*	Principal Global Investors – Bond & Mortgage Sec Pref	Mutual fund 158,204 shares	N/A	1,684,878
*	Alliance Bernstein – LargeCap Value Pref Fund	Mutual fund 202,720 shares	N/A	2,716,452
	Capital Research – Am Funds Balance R4 Fund	Mutual fund 119,696 shares	N/A	2,130,583
	MFS Investment – High Yield Opportunities A Fund	Mutual fund 71,524 shares	N/A	524,990
*	Neuberger Berman – MidCap Value Pref Fund	Mutual fund 169,644 shares	N/A	2,478,506
*	Neuberger Berman – Socially Responsive Tr Fnd	Mutual fund 47,134 shares	N/A	741,896
*	Principal Global Investors – LargeCap S&P 50 Index Pref	Mutual fund 200,247 shares	N/A	1,786,199
*	Alliance Bernstein – SmallCap Growth I Pref	Mutual fund 187,990 shares	N/A	1,701,309
	Capital Research – Am Fds Growth Fd of Am R4 Fund	Mutual fund 40,417 shares	N/A	1,239,993
*	JP Morgan/Mellon Equity – SmallCap Value I Pref Fund	Mutual fund 9,230 shares	N/A	152,577
*	Principal Global Investors – MidCap Blend Pref Fund	Mutual fund 21,389 shares	N/A	290,032
*	Principal Global Investors – Real Estate Securities Pref Fd	Mutual fund 31,085 shares	N/A	641,897
*	Principal Global Investors – S&P 600 Index Pref Fund	Mutual fund 9,306 shares	N/A	157,545
	Wells Fargo Fund Mgt – Well Far Adtg Disc Inv Fund	Mutual fund 62,909 shares	N/A	1,287,742
	Capital Research – Am Fds EuroPacific Grwth R4 Fd	Mutual fund 36,796 shares	N/A	1,495,007
	Capital Research – Am Fds New Persp R4 Fund	Mutual fund 17,677 shares	N/A	503,079
*	Participant loans	115 loans with interest rates ranging from 5.00% to 10.00%	N/A	721,105

		Total		$36,102,414

See accompanying independent auditors’ report.

REQUIRED INFORMATION

I.	Financial Statements.

Financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, together with independent auditors’ report thereon.

II.	Exhibits:

Independent Auditors Consent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

PFF Bank & Trust 401 (k) Plan

Dated: June 27, 2007	By	/s/ Gregory C. Talbott
Gregory C. Talbott Senior Executive Vice President, Chief Operating Officer /Chief Financial Officer and Treasurer